UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from            to
Commission File Number: 1-1657

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CRANE CO.
100 First Stamford Place
Stamford, Connecticut 06902

INDEX TO FORM 11-K

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2017 and 2016	2

Statements of Changes in Assets Available for Benefits for the Years Ended December 31, 2017 and 2016	3

Notes to Financial Statements as of and for the Years Ended December 31, 2017 and 2016	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017	12

SIGNATURES	13

EXHIBIT:

EXHIBIT 23.1 – CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Plan Administrator of the Amended and Restated Crane Co. Savings and Investment Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Amended and Restated Crane Co. Savings and Investment Plan (the "Plan") as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedules
The supplemental schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Deloitte & Touche LLP
Stamford, Connecticut
June 7, 2018

We have served as the Plan’s auditor since at least 1986; however, the specific year has not been determined.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2017 AND 2016

	2017	2016
ASSETS
INVESTMENTS, AT FAIR VALUE:
Participant-directed investments:
Plan interest in net assets of Master Trust	$—	$90,865,954
Company stock fund	100,093,568	—
Registered investment companies	616,594,531	441,656,584
Money market fund	457,574	77,951
Collective trust fund	97,114,751	85,604,694
Total investments	814,260,424	618,205,183
RECEIVABLES:
Company contributions	634,100	621,959
Participant contributions	824,581	803,903
Notes receivable from participants	13,569,068	12,922,024
Total receivables	15,027,749	14,347,886
ASSETS AVAILABLE FOR BENEFITS	$829,288,173	$632,553,069
See notes to financial statements.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
ADDITIONS:
Contributions:
Participant	$28,038,123	$27,480,409
Company	18,879,054	18,250,127
Rollover	3,034,394	2,978,282
Total contributions	49,951,571	48,708,818
Investment income:
Interest income	1,707,848	1,626,895
Dividends	19,361,625	14,262,759
Plan's interest in earnings of the Master Trust	4,300,930	34,805,625
Net appreciation in fair value of investments	90,048,013	19,523,852
Net investment income	115,418,416	70,219,131
Interest income on notes receivable from participants	701,969	636,626
Other additions	51,971	22,920
Total additions	166,123,927	119,587,495
DEDUCTIONS:
Benefits paid to participants	(48,450,370)	(44,599,358)
Administrative and other expenses	(321,932)	(269,418)
Total deductions	(48,772,302)	(44,868,776)

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	117,351,625	74,718,719

Transfers due to a plan merger (see Note 1)	79,383,479	—

INCREASE IN NET ASSETS	196,735,104	74,718,719

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	632,553,069	557,834,350
End of year	$829,288,173	$632,553,069
See notes to financial statements.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

1.	DESCRIPTION OF THE PLAN
The following description of the Amended and Restated Crane Co. Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s information.
General — The Plan is a defined contribution plan covering certain United States of America (“U.S.”) employees of Crane Co. and its subsidiaries (the “Company”) and includes a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Vanguard Fiduciary Trust Company (“Vanguard”) serves as the trustee and recordkeeper of the Plan, and a Master Trust agreement between Crane Co. and Vanguard (“the Master Trust”) was set up to hold all Crane Co. common stock held by the Plan – see Note 4. The Master Trust consisted solely of Crane Co. common stock which included (a) Company matching contributions, and (b) participants’ deferred savings contributions that participants have elected to invest in Crane Co. common stock, and was qualified as an Employee Stock Ownership Plan, as defined in Section 4975 of the Code.
Plan Amendments — The Plan was originally effective January 1, 1985, and was most recently restated effective January 1, 2016.  The Plan was most recently amended October 23, 2017.
As of August 1, 2017, the previously frozen ELDEC Corporation and Interpoint Corporation Retirement Plan (the “ELDEC Plan”) was legally merged into the Plan, with certain protected distribution options and other benefits retained for the ELDEC plan participants. ELDEC Plan's net assets available for benefits totaling $79,383,479 were transferred to the Plan.
Administration of the Plan — The authority to manage, control and interpret the Plan is vested in the Administrative Committee (the “Committee”) of the Company. The Committee, which is appointed by the Board of Directors of the Company, appoints the Plan Administrator and is the named fiduciary within the meaning of ERISA.
Participation — Subject to certain conditions, U.S. employees of Crane Co. and participating Crane Co. subsidiaries whose terms of employment are not subject to a collective bargaining agreement, or are not otherwise eligible to participate in a separate 401(k) plan of the Company are eligible to participate in the Plan upon completing the enrollment process following their date of hire.
Effective January 1, 2016, new or rehired employees are automatically enrolled in the Plan, unless the employee affirmatively opts out of participation, at a pre-tax deferral rate of 3% of the employee’s eligible compensation. An employee who is automatically enrolled may affirmatively elect a different rate or to make all or a portion of his or her deferrals on an after-tax basis. Automatic contributions are invested in the Vanguard Target Retirement Fund option with a target retirement date closest to the year when the participant will reach age 65, unless the participant affirmatively elects to invest his or her deferrals into one or more of the other Plan investment fund options.
Effective August 1, 2017, temporary employee eligibility under the Plan was amended to provide that temporary employees would become eligible to participate upon completing six months of service, regardless of the number of hours of service completed.
Contributions and Funding Policy — Participants may elect to contribute to the Plan from one to 75% of their pre-tax annual compensation, as defined in the Plan. The contribution limit for highly compensated employees, defined as those whose annual earnings equal at least $120,000 in both 2017 and 2016, is limited to 10%. Those participants, who meet the eligibility requirements, may contribute additional amounts (age 50 catch-up); these additional contributions are ineligible for a Company matching contribution. Contributions are invested in funds selected by the participant. Contributions are subject to certain Internal Revenue Code (IRC) limitations.
The Company contributes on a matching basis 50% of the first 6% of each participant’s deferred savings.
Prior to January 1, 2016, matching contributions were automatically invested in the Crane Co. Common Stock Fund which is part of the Master Trust. Effective January 1, 2016, company matching contributions were no longer automatically invested in the Crane Co. Common Stock Fund. Instead, they are invested in accordance with the participant’s deferral contribution elections.
In accordance with the Code, participant pretax contributions could not exceed $18,000 in both 2017 and 2016. Discrimination tests are performed annually; any test discrepancies would result in refunds to the participants (see Note 10).
In addition to participant deferral contributions and Company matching contributions on those deferrals, the Plan provided a 3% non-matching Company contribution to certain participants who were not eligible to participate in the Company-

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

sponsored defined benefit pension plan (the “Crane Pension Plan”) or the ELDEC Plan due to freezing of participation in those plans effective January 1, 2006. Effective January 1, 2013, employees no longer earn future benefits in the domestic defined benefit pension plan. As such, all domestic employees now receive the 3% non-matching Company contribution.
Rollover Contributions — Rollover contributions from other qualified plans are accepted by the Plan. Rollover contributions represent participant account balances of employees transferred from other non-company qualified plans.
Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 23 registered investment companies with different investment profiles, a money market fund, a collective trust and a Crane Co. Common Stock Fund as investment options for participants. Although prior to January 1, 2016, company matching contributions were initially invested automatically in the Crane Co. Common Stock Fund, participants were permitted to direct such amounts into other investment options available under the Plan.
Effective January 1, 2016, a participant will not be able to invest more than 20% of his or her total plan account balance in the Crane Co. Common Stock Fund investment option which was included in the Master Trust. Balances in the Crane Co. Common Stock Fund exceeding 20% were grandfathered, but the participant may not be able to contribute to or transfer money from other Plan investments to the Crane Co. Common Stock Fund while the fund balance exceeds the 20% limit.
Participant Accounts — Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contribution, the Company’s matching or other contribution and Plan earnings, and charged with withdrawals, Plan losses and administrative fees (see Note 2). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting — Participant contributions plus actual earnings, thereon, are immediately vested. Vesting for Company contributions are as follows:

Years of Service	Vested Interest
Less than 1 year	None
1 year but fewer than 2	20%
2 year but fewer than 3	40%
3 year but fewer than 4	60%
4 year but fewer than 5	80%
5 years or more	100%
Participants whose employment terminates by reason of death, permanent disability or retirement are fully vested. Participants are fully vested upon the attainment of age sixty-five (65).
Forfeited Accounts — When certain terminations of participation in the Plan occur, the non-vested portion of the participant's account, as defined by the Plan, represent a forfeiture. As of December 31, 2017 and 2016, forfeited non-vested accounts totaled $439,409 and $77,951, respectively. These accounts will be used to reduce future Company contributions. Company contributions were reduced by $674,801 and $1,080,853 from forfeited non-vested accounts during the years ended December 31, 2017 and 2016, respectively.
Payment of Benefits — Upon retirement, disability, termination of employment or death, a participant or designated beneficiary will receive a lump sum payment equal to the participant’s account balance. If the participant’s account balance is greater than $1,000, the participant may elect to defer the withdrawal until reaching the age of 65. A participant may apply to the Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Code.
Effective August 1, 2017, the Plan was amended to allow participants to select other types of distributions, including partial payments and installments.
Notes Receivable from Participants — Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their vested account balance, whichever is less. Loans are secured by an assignment of the participant’s vested interest in the Plan, and bear interest at the prevailing prime lending rate as of the date the loan is made, plus 2%. Principal and interest are paid ratably through payroll deductions. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. Participants may not have more than two loans outstanding at any time. As of December 31, 2017, participant loans have maturities through 2032 at interest rates ranging from 4.25% to 10.0%.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of the significant accounting policies followed in preparation of the financial statements of the Plan.
Basis of Accounting — The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various investment instruments, including registered investment companies, a money market fund, a Crane Co. common stock fund and a collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Included in investments at December 31, 2017 and 2016, are shares of the sponsor’s common stock amounting to $100,093,568 and $90,865,954, respectively. This investment represents 12% and 14% of total investments at December 31, 2017 and 2016, respectively. A significant decline in the market value of the sponsor’s stock would significantly affect the net assets available for benefits.
Investment Valuation — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Investment Transactions and Income Recognition — Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments in the registered investment companies and common collective trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as benefits paid to participants based on the terms of the Plan Document.
Administrative Expenses — Plan administrative expenses that are not otherwise paid out of the Plan assets (except those associated with the Master Trust) are paid by the Company in compliance with the terms of the Plan Document and ERISA guidance. In addition, personnel and facilities of the Company used by the Plan for its accounting and other activities are provided at no charge to the Plan. Commission fees and administrative expenses incurred by the Master Trust are paid by the respective funds through automatic unit deductions. Participant loan fees are paid by the participant through automatic deductions. If Plan participants elect to participate in the Vanguard managed account program, they are required to pay the related fees.
Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no participants, who have elected to withdraw from the Plan, but have not yet been paid as of December 31, 2017 and 2016.
New Accounting Standards Not Yet Effective —
In February 2017, the Financial Accounting Standards Board ("FASB") issued ASU 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965), which relates to the reporting requirements for an employee benefit plan with an interest in a master trust.  ASU 2017-06 requires a plan's interest in that master trust and any change in that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. ASU 2017-06 removes the requirement to disclose the percentage interest in the master trust for plans with divided interests and require that all plans disclose the dollar amount of their interest in each of those general types of investments, which supplements the existing requirement to disclose the master trusts balances in each general type of investments. There are also increased disclosure requirements. ASU 2017-06 is effective for fiscal years beginning after December 15, 2018 with early adoption permitted. The Plan has elected not to early adopt. As of August 1, 2017, all of the assets of the Master Trust were transferred into the Plan, therefore, there will be no effect on the statements of net assets available for plan benefits or the changes therein.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Subsequent Events — Subsequent events were evaluated through the date the financial statements were issued. As a result of the Plan's evaluation, no subsequent events, except as noted in Note 12, require adjustment to or disclosure in these financial statements.

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.
Following is a description of the valuation methodologies used for assets measured at fair value:
Investments in registered investment companies: Valued at the daily closing price as reported by the fund based on quoted market prices from active markets and categorized as Level 1.
Money Market Fund: Short-term money market accounts are categorized as Level 1. They are valued at amortized cost, which approximates fair value.
Collective Trust Fund: Valued at the net asset value ("NAV") of shares of a bank collective trust held by the Plan at year-end. The NAV is used as a practical expedient to estimate fair value, and is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (issuances and redemptions) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner.
Investment in Master Trust: Valued at the closing price reported on the active market on which the individual securities are traded. The Master Trust was comprised solely of Crane Co. common stock and there was a possibility that changes in the value of the Crane Co. common stock could occur and affect the amounts reported in the statements of assets available for benefits. The Company’s common stock is categorized as Level 1.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2017 and 2016.

	Fair Value Measurements as of December 31, 2017 Using:
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Registered Investment Companies:
Domestic stock funds	306,364,812	$—	$—	$306,364,812
International stock funds	63,784,444	—	—	63,784,444
Balanced funds	200,877,249	—	—	200,877,249
Bond funds:
U.S. Government and agency obligations	29,026,833	—	—	29,026,833
Corporate bonds	12,667,911	—	—	12,667,911
Sovereign bonds	2,187,265	—	—	2,187,265
Asset-backed/Commercial mortgage-backed securities	1,139,201	—	—	1,139,201
Other	546,816	—	—	546,816
Money market fund	457,574	—	—	457,574
Crane Co. common stock	100,093,568	—	—	100,093,568
Total	$717,145,673	$—	$—	$717,145,673
Investments measured at NAV:
Collective Trust Fund - Fixed income fund				97,114,751
Total investments				814,260,424

	Fair Value Measurements as of December 31, 2016 Using:
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Registered Investment Companies:
Domestic stock funds	221,181,251	$—	$—	$221,181,251
International stock funds	40,688,401	—	—	40,688,401
Balanced funds	144,382,273	—	—	144,382,273
Bond funds:
U.S. Government and agency obligations	22,340,340	—	—	22,340,340
Corporate bonds	9,913,304	—	—	9,913,304
Sovereign bonds	1,699,424	—	—	1,699,424
Asset-backed/Commercial mortgage-backed securities	920,521	—	—	920,521
Other	531,070	—	—	531,070
Money market fund	77,951	—	—	77,951
Plan's interest in Master Trust:
Crane Co. common stock	90,865,954	—	—	90,865,954
Total	$532,600,489	$—	$—	$532,600,489
Investments measured at NAV:
Collective Trust Fund - Fixed income fund				85,604,694
Total investments				618,205,183
For the years ended December 31, 2017 and 2016, there were no transfers between levels.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

4.	INTEREST IN MASTER TRUST
The Plan participated in a Master Trust to hold Crane Co. common stock. As of August 1, 2017, all of the assets of the Master Trust were exchanged into the Crane Co. Common Stock Fund. Prior to the transfer, the Master Trust consisted of an undivided interest in an investment account of the Master Trust, and was administered by the Trustee. Use of the Master Trust permitted the commingling of trust assets with the assets of the Eldec Plan for investment and administrative purposes. Although assets of these plans were commingled in the Master Trust, the Trustee maintained supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets was allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.
The net assets and investments of the Master Trust at December 31, 2017 and 2016 are summarized as follows:

	2017	2016
Investment in Master Trust—at fair value Crane Co. common stock	$—	$92,347,539

Percentage of total Master Trust related to the Plan	n/a	98.4%
Investment income of the Master Trust for the year ended December 31, 2017 and 2016 is summarized below:

	2017	2016
Investment income of the Master Trust	$4,377,720	$35,554,193

Plan's interest in investment income of the Master Trust	$4,300,930	$34,805,625

5.	COLLECTIVE TRUST FUND
The Vanguard Retirement Savings Trust III (the “Fund”) is a collective trust fund sponsored by Vanguard. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable NAV of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.
Participants ordinarily may direct either the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. Certain events may limit the ability of the Plan to transact at contract value with the collective trust fund (for example, partial or complete termination of the Plan or its merger with another plan, plant closings, layoffs, bankruptcy, mergers, early retirement incentives, certain transfers of assets from the collective trust fund) and may also limit the ability of the collective trust fund to transact at contract value with the participants. Plan management believes that the occurrence of events that would cause the Fund to transact at less than $1 per unit is not probable.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

6.	NET ASSET VALUE ("NAV") PER SHARE
The following tables set forth a summary of the Plan’s investments whose values were estimated using a reported NAV at December 31, 2017 and 2016.

	Fair Value Estimated Using NAV as of December 31, 2017
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Retirement Savings Trust III (a)	97,114,751	None	Immediate	see Note 5	None

	Fair Value Estimated Using NAV as of December 31, 2016
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Retirement Savings Trust III (a)	85,604,694	None	Immediate	see Note 5	None

*	The fair values of the investments have been estimated using the NAV of the investment

(a)
This fund seeks to provide participants with an attractive rate of interest and safety of principal by investing in investment contracts issued by financial institutions and in contracts that are backed by high quality bonds and bond mutual funds.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of registered investment companies managed by Vanguard. Vanguard is a trustee as defined by the Plan (see Note 1), and, therefore, these transactions qualify as exempt party-in-interest transactions. Balances of these funds as of December 31, 2017 and 2016 were $663,440,462 and $517,717,452, respectively. These funds had net investment income of $86,590,350 and $65,632,712 for the years ended December 31, 2017 and 2016, respectively. Fees incurred for investment management services, if any, were paid by the Plan as a reduction in the return on investment.
As of December 31, 2017 and 2016, the Plan held 1,121,874 and 1,259,931 shares, respectively, of common stock of Crane Co., the sponsoring employer, with a cost basis of $48,331,397 and $52,759,350, respectively, and fair value of $100,093,568 and $90,865,954, respectively. The shares held by the Plan as of December 31, 2016 reflect the Plan’s interest in the Master Trust. During the year ended December 31, 2017 and 2016, the Plan recorded investment income of $21,625,118 and $34,805,625, respectively, related to its investment in the common stock of Crane Co., which was held through the Plan’s investment into the Master trust until July 31, 2017.
Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation and financial reporting of the Plan. The Company pays these individuals salaries and also pays other administrative expenses on behalf of the Plan.

8.	PLAN TERMINATION
The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company’s contributions to the Plan. In the event of the Plan’s termination or discontinuance of contributions hereunder, the interest of each participant in benefits earned to such date, to the extent then funded, is fully vested and non-forfeitable. Subject to the requirements of the Code, the Board of Directors shall thereupon direct either (i) Vanguard to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) the Trustee to immediately distribute to each participant all amounts then credited to the participant’s account as a lump sum.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

9.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service (the “IRS”) has determined and informed the Company by letter dated July 20, 2017 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan had been amended since the effective date of the determination letter; however, the Company and the Plan Administrator believe that the Plan was designed and was being operated in compliance with the applicable requirements of the Code and the Plan and related trust continued to be tax-exempt.  Therefore, no provision for income taxes is included in the Plan’s financial statements.

10.	ACTUAL DEFERRAL PERCENTAGE ("ADP") TESTING
Based on non-discrimination tests, the Plan did not pass the ADP test in 2017. The ADP test is designed to limit the extent to which the elective contributions made on behalf of highly compensated employees (per IRS regulations) may exceed the level of elective contributions made on behalf of non-highly compensated employees. The Company corrected this compliance issue in a timely manner in accordance with the requirements and procedures of the Code and the Employee Plans Compliance Resolution System (“EPCRS”), an amnesty program sponsored by the IRS. The correction involved remitting a portion of the elective contributions (and any earnings on those contributions) to the affected participants in an amount sufficient to pass the test.
The Plan also did not pass the ADP test in 2016. The Company corrected this compliance issue in a timely manner in accordance with the requirements and procedures of the Code and EPCRS. The correction involved remitting a portion of the elective contributions (and any earnings on those contributions) to the affected participants in an amount sufficient to pass the test.
Considering the remedial actions taken and to be taken pursuant to the provisions of the Plan document and the Code, management believes that this compliance issue will not affect the tax-exempt status of the Plan.

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits and changes in assets available for benefits per the financial statements to the Form 5500 as of December 31, 2017 and 2016:

	2017	2016
Statements of Assets Available for Benefits:
Assets available for benefits per the financial statements	$829,288,173	$632,553,069
Deemed distributions	(210,615)	(235,206)
Net Assets per the Form 5500, at fair value	$829,077,558	$632,317,863

	2017	2016
Statements of Changes in Assets Available for Benefits:
Increase in assets available for benefits before Plan transfers per the financial statements	$117,351,625	$74,718,719
Adjustment from contract value to fair value for collective trust fund	—	(1,344,488)
Deemed distributions	24,591	(23,584)
Net income per Form 5500	$117,376,216	$73,350,647

12.	SUBSEQUENT EVENTS
On January 10, 2018, the Company acquired Crane & Co. Currency, Inc ("Crane Currency"). As a result of the transaction, the Crane Currency 401(k) plan was merged into the Plan. Participant account balances of $154,337,932 were transferred to the Plan on April 3, 2018.
On April 28, 2017, the Company acquired Westlock Controls ("Westlock"). As a result of the transaction, the Westlock 401(k) plan was merged into the Plan. Participant account balances of $7,043,550 were transferred to the Plan on March 2, 2018.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EMPLOYER ID NO: 13-1952290
PLAN ID NO: 038
December 31, 2017

( a )	( b )	( c )	( d )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
	Amer Funds EuroPacific Gr	Registered Investment Company	**	22,443,344
	JP Morgan Mid Cap Value	Registered Investment Company	**	29,246,438
	Munder Mid-Cap Core Gr R6	Registered Investment Company	**	20,279,033
	PIMCO Total Return Fd, Instit	Registered Investment Company	**	7,736,466
	TRP Blue Chip Growth Fund Adv	Registered Investment Company	**	71,114,680
*	Vanguard Eqty Inc Fnd Adm	Registered Investment Company	**	47,784,044
*	Vanguard Inst Index Fund	Registered Investment Company	**	88,941,703
*	Vanguard Mid-Cap Index Fd Inv	Registered Investment Company	**	18,695,426
*	Vanguard Sm-Cap Index Inv	Registered Investment Company	**	22,567,021
*	Vanguard Tgt Retirement 2015	Registered Investment Company	**	14,594,496
*	Vanguard Tgt Retirement 2020	Registered Investment Company	**	34,567,181
*	Vanguard Tgt Retirement 2025	Registered Investment Company	**	42,539,390
*	Vanguard Tgt Retirement 2030	Registered Investment Company	**	27,932,160
*	Vanguard Tgt Retirement 2035	Registered Investment Company	**	27,960,603
*	Vanguard Tgt Retirement 2040	Registered Investment Company	**	14,472,060
*	Vanguard Tgt Retirement 2045	Registered Investment Company	**	12,447,603
*	Vanguard Tgt Retirement 2050	Registered Investment Company	**	9,937,415
*	Vanguard Tgt Retirement 2055	Registered Investment Company	**	4,291,927
*	Vanguard Tgt Retirement 2060	Registered Investment Company	**	1,423,290
*	Vanguard Tgt Retirement 2065	Registered Investment Company	**	290,230
*	Vanguard Target Retirement Inc	Registered Investment Company	**	10,420,895
*	Vanguard Total Bd Mkt Indx Inv	Registered Investment Company	**	45,568,026
*	Vanguard Total Int'l Stock Idx	Registered Investment Company	**	41,341,100
*	Vanguard Retirement Savings Trust III **	Collective Trust Fund	**	97,114,751
*	Crane Co. Stock Fund	Company Stock	**	100,093,568
*	Vanguard Fed Money Mkt	Money Market Fund	**	457,574
	Loan Fund ***	Participant Loans	—	13,569,068
				$827,829,492
	Loans have interest rates ranging from 4.25% - 10.0% and mature in 2018 through 2032

*	Represents a party-in-interest to the plan.
**	Cost information is not required for participant-directed investments and therefore is not included.
***	Represents total loans outstanding, net of $210,615 of deemed distributions.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Amended and Restated Crane Co. Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

/s/ Richard A. Maue
Richard A. Maue
On behalf of the Committee
Stamford, CT
June 7, 2018